UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ALLIANCE HOLDINGS GP, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

0 1861G10 0

(CUSIP Number)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

with a copy to:

R. Eberley Davis

Senior Vice President,

General Counsel and Secretary

of Alliance GP, LLC

(the general partner of Alliance Holdings GP, L.P.)

1717 South Boulder Avenue, Suite 400

Tulsa, Oklahoma 74119

(918) 295-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 01861G10 0	13D	Page 2 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,846,506 Common Units[1]
8 SHARED VOTING POWER 15,000[2]
9 SOLE DISPOSITIVE POWER 30,846,506 Common Units[1]
10 SHARED DISPOSITIVE POWER 17,031,494 Common Units2,[3]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,878,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[1]

Comprised of (i) 9,605,338 Common Units held by Joseph W. Craft III (“Craft”) individually and through a Craft grantor retained annuity trust; (ii) 20,641,168 Common Units held by Alliance Resource GP, LLC (of which Craft is the indirect sole owner and President, Chief Executive Officer and sole Director); and (ii) 600,000 Common Units held by Alliance Management Holdings III, LLC (of which Craft is President and Director).

[2]

Craft may be deemed to share dispositive and voting power with respect to 15,000 Common Units held by the Joseph W. Craft III Foundation, a charitable foundation of which Craft is co-trustee. The filing of this statement shall not be deemed an admission that Craft beneficially owns such shares.

[3]

Craft may be deemed to share dispositive power with the Non-Craft Controlled Reporting Persons (as defined in Item 2 of this Statement on Schedule 13D) with respect to an aggregate of 17,016,494 Common Units held by such Non-Craft Controlled Reporting Persons as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D). The filing of this statement shall not be deemed an admission that Craft beneficially owns such shares.

CUSIP NO. 01861G10 0	13D	Page 3 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 15,000 Common Units[4]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 15,000 Common Units[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[4]	Voting and dispositive power of the 15,000 Common Units held by the Joseph W. Craft III Foundation may be deemed to be shared with Joseph W. Craft III, a co-trustee of the foundation.

CUSIP NO. 01861G10 0	13D	Page 4 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource Holdings II, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,641,168 Common Units[5]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 20,641,168 Common Units[5]
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS

[5]

Voting and dispositive power with respect to such Common Units is exercised by Joseph W. Craft III. Alliance Resource Holdings II, Inc., which is wholly-owned by Joseph W. Craft III, is the sole shareholder of Alliance Resource Holdings, Inc. Alliance Resource Holdings, Inc. is the sole member of Alliance Resource GP, LLC, the holder of the reported 20,641,168 Common Units.

CUSIP NO. 01861G10 0	13D	Page 5 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,641,168 Common Units[6]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 20,641,168 Common Units[6]
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON* HC, CO

* SEE INSTRUCTIONS

[6]

Voting and dispositive power with respect to such Common Units is exercised by Joseph W. Craft III. Alliance Resource Holdings II, Inc., which is wholly-owned by Joseph W. Craft III, is the sole shareholder of Alliance Resource Holdings, Inc, Alliance Resource Holdings, Inc. is the sole member of Alliance Resource GP, LLC, the holder of the reported 20,641,168 Common Units.

CUSIP NO. 01861G10 0	13D	Page 6 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Resource GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,641,168 Common Units[7]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 20,641,168 Common Unit[7]
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,641,168 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[7]

Voting and dispositive power with respect to such Common Units is exercised by Joseph W. Craft III. Alliance Resource Holdings II, Inc., which is wholly-owned by Joseph W. Craft III, is the sole shareholder of Alliance Resource Holdings, Inc. Alliance Resource Holdings, Inc. is the sole member of Alliance Resource GP, LLC, the holder of the reported 20,641,168 Common Units.

CUSIP NO. 01861G10 0	13D	Page 7 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alliance Management Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-[8]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-[8]
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

* SEE INSTRUCTIONS

[8]	Effective upon the AMH Liquidation (as defined in Item 3 of this Statement on Schedule 13D), Alliance Management Holdings, LLC ceased to hold any Common Units.

CUSIP NO. 01861G10 0	13D	Page 8 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AMH II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-[9]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-[9]
10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* HC, OO

* SEE INSTRUCTIONS

[9]	Effective upon the AMH II Liquidation (as defined in Item 3 of this Statement on Schedule 13D), AMH II, LLC ceased to hold any Common Units.

CUSIP NO. 01861G10 0	13D	Page 9 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ALLIANCE MANAGEMENT HOLDINGS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 600,000 Common Units[10]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 600,000 Common Units
10 SHARED DISPOSITIVE POWER[10] -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[10]	Voting and dispositive power with respect to such Common Units is exercised by Joseph W. Craft III, as sole director of Alliance Management Holdings III, LLC.

CUSIP NO. 01861G10 0	13D	Page 10 of 60

1

NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

A. Wellford Tabor (as Trustee under (i) the Joseph W. Craft III 2006 Irrevocable Trust FBO
Joseph W. Craft IV dated February 27, 2006; (ii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006; (iii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006; and (iv) the Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,211,888 Common Units[11]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,211,888 Common Units[11,12]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,211,888 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[11]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the aggregate of 2,211,888 Common Units held by the four trusts identified in Row 1 of this cover page is exercised by A. Wellford Tabor, as trustee of such trusts.

[12]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 11 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 552,972 Common Units[13]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 552,972 Common Units[13,14]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,972 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[13]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by A. Wellford Tabor, as Trustee of the Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006.

[14]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 12 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 552,972 Common Units[15]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 552,972 Common Units[15,16]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,972 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[15]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by A. Wellford Tabor, as Trustee of the Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006.

[16]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 13 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 552,972 Common Units[1][7]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 552,972 Common Units[17,18]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,972 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[17]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by A. Wellford Tabor, as Trustee of the Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006.

[18]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 14 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 552,972 Common Units[1][9]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 552,972 Common Units[19,20]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 552,972 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[19]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by A. Wellford Tabor, as Trustee of the Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006.

[20]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 15 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles R. Wesley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,559,625 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,559,625 Common Units[21]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,559,625 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[21]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 16 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Nancy Wesley (as Trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 139,455 Common Units[22]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 139,455 Common Units[22,23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,455 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[22]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units held by the trust identified in Row 1 of this cover page is exercised by Nancy Wesley, as trustee of such trust.

[23]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 17 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 139,455 Common Units[24]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 139,455 Common Units[24,25]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,455 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[24]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by Nancy Wesley, as Trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006.

[25]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 18 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas M. Wynne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,236,894 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,236,894 Common Units [26]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,894 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON * IN

* SEE INSTRUCTIONS

[26]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 19 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cindy J. Wynne (as Trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 67,478 Common Units[27]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 67,478 Common Units [27,28]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,478 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON * IN

* SEE INSTRUCTIONS

[27]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units held by the trust identified in Row 1 of this cover page is exercised by Cindy J. Wynne, as trustee of such trust.

[28]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 20 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 67,478 Common Units[29]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 67,478 Common Units [29,30]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,478 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON * OO

* SEE INSTRUCTIONS

[29]

Voting, other than as set forth in the immediately following footnote, and dispositive power with respect to the Common Units is exercised by Cindy J. Wynne, as Trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006.

[30]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 21 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas L. Pearson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,574,271 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 3,574,271 Common Units[31]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,574,271 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[31]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 22 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gary J. Rathburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 793,571 Common Units
8 SHARED VOTING POWER 1,800,000[32]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 2,593,571 Common Units[33,34]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,593,571 Common Units[34]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[32]	Comprised of Common Units held by RaFT LLC, a limited liability company in which Mr. Rathburn and his wife, Anita Rathburn, each hold a 50% membership interest.

[33]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

[34]

Comprised of (i) 793,571 Common Units held by Gary J. Rathburn individually, and (ii) 1,800,000 Common Units held by RaFT LLC, a limited liability company in which Mr. Rathburn and his wife, Anita Rathburn, each hold a 50% membership interest.

CUSIP NO. 01861G10 0	13D	Page 23 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Anita Rathburn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,800,000 Common Units[35]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,800,000 Common Units[36]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 Common Units[35]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[35]	Comprised of Common Units held by RaFT LLC, a limited liability company in which Mrs. Rathburn and her husband, Gary J. Rathburn, each hold a 50% membership interest.

[36]	Dispositive power of the Common Units may also be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 24 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS RaFT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER 1,800,000 Common Units[37]
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 1,800,000 Common Units[37,38]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[37]	Voting and dispositive power may be deemed to be shared with RaFT LLC’s manager, as well as with Gary J. Rathburn and Anita Rathburn, both of whom own a 50% membership interest in RaFT LLC.

[38]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 25 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Cary P. Marshall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 955,925 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 955,925 Common Units[39]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 955,925 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[39]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 26 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS David A. Gilbert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 740,841 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 740,841 Common Units[40]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,841 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[40]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 27 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS George C. Tichnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 653,357 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 653,357 Common Units[41]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 653,357 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[41]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 28 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Dale G. Wilkerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 465,221 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 465,221 Common Units[42]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,221 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[42]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 29 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Bret A. Hardwick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 202,837 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 202,837 Common Units[43]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 202,837 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[43]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 30 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael R. Rieck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 208,015 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 208,015 Common Units[44]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,015 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[43]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 31 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alan K. Boswell (as Trustee under the Alan Kent Boswell Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 65,962 Common Units[45]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 65,962 Common Units[45,46]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,962 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[45]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units held by the trust identified in Row 1 of this cover page is exercised by Alan K. Boswell, as trustee of such trust.

[46]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 32 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Alan Kent Boswell Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 65,962 Common Units[47]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 65,962 Common Units[47,4][8]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,962 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[47]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by Alan K. Boswell, as Trustee under the Alan Kent Boswell Trust.

[48]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 33 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Linda K. Boswell (as Trustee under the Linda Knight Boswell Trust)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 65,961 Common Units[4][9]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 65,961 Common Units[49,50]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,961 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[49]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units held by the trust identified in Row 1 of this cover page is exercised by Linda K. Boswell, as trustee of such trust.

[50]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 34 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Linda Knight Boswell Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kentucky

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 65,961 Common Units[51]
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 65,961 Common Units[51,52]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,961 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS

[51]

Voting and, other than as set forth in the immediately following footnote, dispositive power with respect to the Common Units is exercised by Linda K. Boswell, as Trustee under the Linda Knight Boswell Trust.

[52]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 35 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alan B. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 121,972 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 121,972 Common Units[53]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,972 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[53]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 36 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Kendall Barret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 76,611 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 76,611 Common Units[5][4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,611 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[54]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 37 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS John W. Tanner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 51,058 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER 51,058 Common Units[5][5]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,058 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[55]	Dispositive power of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

CUSIP NO. 01861G10 0	13D	Page 38 of 60

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS S. Paul Mackey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 27,352 Common Units
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER 1,800 Common Units
10 SHARED DISPOSITIVE POWER 25,552 Common Units[5][6]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,352 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS

[56]	Dispositive power 25,552 of the Common Units may be deemed to be shared with Joseph W. Craft III as a result of the Craft Drag-Along (as defined in Item 6 of this Statement on Schedule 13D).

Item 1.	Security and Issuer.

This statement relates to the common limited partnership interests (the “Common Units”) of Alliance Holdings GP, L.P. (the “Partnership”), which has its principal executive offices at 1717 South Boulder Avenue, Suite 400, Tulsa, Oklahoma 74119.

Item 2.	Identity and Background.

This statement is being filed as (i) Amendment No. 1 to that certain Statement on Schedule 13D (SEC File No. 005-81827; Film No. 06863947) filed on May 24, 2006 to report events occurring on May 15, 2006 (the “Original Schedule 13D”) by Joseph W. Craft III (“Craft”), Alliance Resource Holdings, Inc., Alliance Resource Holdings II, Inc., Alliance Resource GP, LLC, Alliance Management Holdings, LLC and AMH II, LLC (the “Original Craft Control Group”); and (ii) an initial Statement on Schedule 13D with respect to the Joseph W. Craft III Foundation, Alliance Management Holdings III, LLC and the following individuals and entities that are parties to that certain Transfer Restrictions Agreement, dated as of June 13, 2006, and more fully described in Item 6 of this Statement on Schedule 13D (the “Transfer Restrictions Agreement”)(such following individuals and entities are collectively referred to herein as the “Non-Craft Controlled Reporting Persons”):

A. Wellford Tabor, as trustee under:

(i) Joseph W. Craft III 2006 Irrevocable trust FBO Joseph W. Craft IV dated February 27, 2006;

(ii) Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006;

(iii) Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006; and

(iv) Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006

Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006

Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006

Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006

Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006

Charles R. Wesley

Nancy Wesley, as trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006

The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006

Thomas M. Wynne

Cindy J. Wynne, as trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006

The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006

Thomas L. Pearson

Gary J. Rathburn

Anita Rathburn

RaFT LLC

Cary P. Marshall

David A. Gilbert

George C. Tichnell

Dale G. Wilkerson

Bret A. Hardwick

Michael R. Rieck

Alan K. Boswell, as trustee under the Alan Kent Boswell Trust

The Alan Kent Boswell Trust

Linda K. Boswell, as trustee under the Linda Knight Boswell Trust

The Linda Knight Boswell Trust

Alan B. Smith

Kendall Barret

John W. Tanner

S. Paul Mackey

The individuals and entities comprising the Original Craft Control Group, the Joseph W. Craft III Foundation and Alliance Management Holdings III, LLC are collectively referred to herein as the “Craft Controlled Reporting Persons”; and the Craft Controlled Reporting Persons, together with the Non-Craft Controlled Reporting Persons are collectively referred to herein as the “Reporting Persons”.

The Craft Controlled Reporting Persons (other than Alliance Management Holdings, LLC and AMH II, LLC, neither of which currently hold any Common Units) may be deemed to comprise a group under Rule 13d-5(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)(such group shall be referred to herein as the “Craft Control Group”). The Non-Craft Controlled Reporting Persons may be deemed to comprise a separate group under Rule 13d-5(b) of the Exchange Act, with one another as well as with the Craft Controlled Reporting Persons (other than Alliance Management Holdings, LLC and AMH II, LLC, neither of which currently hold any Common Units), by virtue of the Transfer Restrictions Agreement to which Craft, Alliance Resource GP, LLC and the Non-Craft Controlled Reporting Persons, among others, are parties (such individuals and entities shall be referred to herein as the “Transfer Restrictions Agreement Parties”). The Reporting Persons do not affirm the existence of the “group” described in the immediately preceding sentence.

(a) and (b) The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

(c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is set forth on Schedule II.

(d) and (e) During the last five years, none of the Reporting Persons, nor to the best knowledge of such persons, none of the individuals named in Appendix A to this Schedule 13D, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such law.

(f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

Item 3.	Source and Amount of Funds of Other Consideration.

Transfer Restrictions Agreement Parties

Prior to June 13, 2006, each of the Transfer Restrictions Agreement Parties (other than (a) Anita Rathburn, RaFT LLC, the Alan Kent Boswell Trust, Linda K. Boswell and the Linda Knight Boswell Trust (each of whom or which subsequently acquired Common Units pursuant to “family transfers” permitted under the Transfer Restrictions Agreement and who are hereinafter collectively referred to as the “Subsequent Family Transferees”) and (b) Alliance Resource GP, LLC) were holders of one or more of the following types of securities: (i) membership interests of Alliance Management Holdings, LLC (“AMH”), (ii) membership interests of AMH II, LLC (“AMH II”) or (iii) shares of common stock of Alliance Resource Holdings II, Inc. (“ARH II”). On June 13, 2006, the following transactions occurred:

(a) AMH dissolved and liquidated (the “AMH Liquidation”), and in connection with such dissolution and liquidation, distributed to each of its members all of the assets of AMH, including all of the Common Units held by AMH.

(b) AMH II dissolved and liquidated (the “AMH II Liquidation”), and in connection with such dissolution and liquidation, distributed to each of its members all of the assets of AMH II, including all of the Common Units held by AMH II.

(c) Each stockholder of ARH II, other than Craft, conveyed all of such stockholder’s shares of ARH II common stock in a transaction whereby (i) a portion of such stockholders’ shares were conveyed to Craft in exchange for Common Units obtained by Craft in connection with the AMH Liquidation and the AMH II Liquidation, and (ii) the balance of the stockholders’ shares were redeemed by ARH II for cash (the “ARH II Redemption and Exchange”).

As a result of the AMH Liquidation, the AMH II Liquidation and the ARH II Redemption and Exchange, (i) each of the Reporting Persons that is a Transfer Restrictions Agreement Party (other than Craft, the Subsequent Family Transferees and Alliance Resource GP, LLC) received the aggregate number of Common Units set forth in row 11 of the cover page completed for such Reporting Person in this Statement on Schedule 13D, (ii) Craft received (individually and through the Joseph W. Craft III Grantor Retained Annuity Trust (the “GRAT”)) an aggregate of 9,105,338 Common Units (which, together with 500,000 Common Units purchased by Craft in connection with the Partnership’s May 15, 2006 initial public offering of Common Units, comprise the aggregate of 9,605,338 Common Units reflected as owned individually by Craft or the GRAT in clause (i) of footnote 1 of the cover page completed for Craft in this Statement on Schedule 13D), (iii) Gary J. Rathburn received an aggregate of 2,593,571 Common Units, 1,800,000 of which he subsequently transferred to RaFT LLC, a limited liability company in which Mr. Rathburn and his wife, Anita Rathburn, each hold a 50% membership interest, and (iv) Alan K. Boswell received an aggregate of 131,923 Common Units, 65,962 of which he subsequently transferred to the Alan Kent Boswell Trust, of which he is trustee, and 65,961 of which he subsequently transferred to the Linda Knight Boswell Trust, of which his wife, Linda K. Boswell, is trustee. Alliance Resource GP, LLC acquired the 20,641,168 Common Units set forth in row 11 of the cover page completed for Alliance Resource GP, LLC in this Statement on Schedule 13D in accordance with the terms of the Contribution Agreement described in the Original Schedule 13D.

Craft Control Group

The cover page for each member of the Original Craft Control Group contained in the Original Schedule 13D has been amended on the relevant cover pages herein, as necessary, to reflect the transactions contemplated by the AMH Liquidation, the AMH II Liquidation and the ARH II Redemption and Exchange. Additionally, Alliance Management Holdings III, LLC (“AMH III”) and the Joseph W. Craft III Foundation have been added as Reporting Persons to reflect the fact that, due to Craft’s control of such entities, they may be deemed to be members of the Craft Control Group. As a result of the transactions contemplated by the AMH Liquidation, the AMH II Liquidation and the ARH II Redemption and Exchange, AMH III acquired 600,000 Common Units. The Joseph W. Craft III Foundation, of which Craft is co-trustee, acquired its 15,000 Common Units in open market purchases.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their beneficial ownership of the Common Units of the Partnership for investment purposes.

(a) Subject to the terms and conditions of the Partnership’s limited partnership agreement (the “Partnership Agreement”), Alliance GP, LLC, the general partner of the Partnership, and its affiliates have the right to cause the Partnership to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units that they hold. Pursuant to a certain Amended and Restated Registration Rights Agreement, dated as of June 13, 2006, by and among the Partnership, Alliance GP, LLC, AMH, AMH II, and Alliance Resource GP, LLC (the “A&R Registration Rights Agreement”), each of (i) Alliance Resource GP, LLC, (ii) the members of AMH at the time of its dissolution holding at least 70% of the outstanding limited liability company interests of AMH calculated as of June 13, 2006, and (iii) the members of AMH II at the time of its dissolution holding at least 70% of the outstanding limited liability company interests of AMH II calculated as of June 13, 2006, has one demand registration right to cause the Partnership to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units that they hold, and each has unlimited piggyback registration rights. Under any registration effected pursuant to the Partnership Agreement and the A&R Registration Rights Agreement, the Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.

Notwithstanding the foregoing, the right of the Transfer Restrictions Agreement Parties to dispose of their Common Units was restricted pursuant to the terms of the Transfer Restrictions Agreement and certain underwriter lock-up agreements entered into in connection with the Partnership’s initial public offering (the “Lock-Up Agreements”). The Transfer Restrictions Agreement and the Lock-Up Agreements (which have expired) are more fully described in Item 6 of this Statement on Schedule 13D.

The Reporting Persons may sell Common Units from time to time in the future. The timing and amount of such resales of Common Units will be subject to the provisions of the Transfer Restrictions Agreement, the provisions of the Partnership’s limited partnership agreement, market conditions, compliance with applicable legal requirements and such other factors as the selling Reporting Person may deem relevant. Such resales were, while the Lock-Up Agreements were in effect, also subject to the provisions thereof.

None of the Reporting Persons have any plans or proposals which relate or would result in:

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Partnership;

(f) Any other material change in the Partnership’s business or corporate structure;

(g) Changes in the Partnership’s Charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Notwithstanding the foregoing, Craft, as well as certain other Reporting Persons identified on Schedule II hereto as officers or employees of the Partnership or its affiliates, will be involved in management considerations and other issues affecting the Partnership, which could include from time to time matters set forth in subsections (b) through (j) of this Item 4 of Schedule 13D.

The Reporting Persons may determine to acquire additional Common Units of the Partnership in open market purchases in the future.

Item 5.	Interest in Securities of the Issuer.

(a) There were 59,863,000 Common Units outstanding as of March 1, 2007. The number of Common Units beneficially owned by each Reporting Person and the percentage of the total number of Common Units outstanding represented by such beneficial ownership is set forth on rows 11 and 13, respectively, of the cover page of this Statement on Schedule 13D prepared for such Reporting Person, and such information is incorporated herein by reference.

(b) The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c) The Reporting Persons have not acquired any Common Units of the Partnership during the past sixty days, other than the acquisitions reported herein.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds of sale of, the Common Units reported by such persons on the cover pages of this Statement on Schedule 13D, except that (i) the Non-Craft Controlled Reporting Persons have such rights with respect to Common Units that are subject to the Craft Drag-Along (and for which Craft may be deemed to share dispositive power), (ii) beneficiaries of the various trusts reported herein have such rights with respect to Common Units held in such trusts, and (iii) entities controlled by Craft have such rights with respect to Common Units held by such entity.

(e) As more particularly described in Item 3 of this Statement on Schedule 13D, on June 13, 2006, Alliance Management Holdings, LLC and AMH II, LLC dissolved and liquidated and distributed to their respective members all of their assets, including the Common Units held by them. Accordingly, upon such dissolution, liquidation and distribution, Alliance Management Holdings, LLC and AMH II, LLC ceased to be beneficial owner of any Common Units.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Certain transfer restrictions, voting rights and registration rights in respect of the Common Units beneficially owned by the Reporting Persons are set forth in (i) the Partnership’s Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), the form of which is included as Appendix A to the Partnership’s Form 424B-4 Prospectus filed on May 10, 2006 which has been incorporated by reference to this Schedule 13D, (ii) lock-up agreements (which have expired) in the form included as Exhibit A to the Underwriting Agreement (the “Lock-Up Agreements”), a copy of which Underwriting Agreement was attached as Exhibit 1.1 to Partnership’s Current Report of Form 8-K filed on May 10, 2006 which has been incorporated by reference to this Schedule 13D; (iii) the Transfer Restrictions Agreement, a copy of which was attached as Exhibit 4.1 to the Partnership’s Current Report of Form 8-K filed on June 16, 2006 which has been incorporated by reference to this Schedule 13D, and (iv) the Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), a copy of which was attached as Exhibit 4.2 to the Partnership’s Current Report of Form 8-K filed on June 16, 2006 which has been incorporated by reference to this Schedule 13D.

Certain terms of the Partnership Agreement and the A&R Registration Rights Agreement are more fully described in subsection (a) of Item 4 of this Statement on this Schedule 13D. Certain terms of the Lock-Up Agreements and the Transfer Restrictions Agreement are summarized in the immediately following paragraphs of this Item 6. The terms of such agreements, each of which is included as an exhibit hereto, are incorporated into this Item 6 by reference.

Lock-Up Agreements Summary. In connection with the Partnership’s May 15, 2006 initial public offering of Common Units, and at the request of the underwriters of such offering, each Transfer Restrictions Agreement Party executed (or subsequently agreed to be bound by) a Lock-Up Agreement. All Lock-Up Agreements have since expired. The Lock-Up Agreements provided, in pertinent part, that for a period of 180 days following the Partnership’s initial public offering, the Reporting Persons would not, without the prior consent of the representative of the underwriters, sell, offer for sale, swap, or otherwise dispose of, or exercise any registration rights with respect to, any Common Units or other securities of the Partnership, except for limited permitted transfers (such as transfers to family members or affiliates of such Reporting Person).

Transfer Restrictions Agreement Summary.

Generally. The Common Units that are subject to the provisions of the Transfer Restrictions Agreement are referred to herein as the “Restricted Securities”. Except for certain limited permitted transfers (such as transfers by the holders to certain family members and the pledge of its Restricted Securities by Alliance Resource GP, LLC to a group of lenders to collateralize a credit facility), all of the Transfer Restrictions Agreement Parties have agreed to not dispose of their Restricted Securities except (i) with the approval of the disinterested Board of the Partnership’s general partner, Alliance GP, LLC (a “GP Board Approved Transfer”), or (ii) in connection with tag along and drag-along rights in the event that Craft or an affiliate of Craft (a “Craft Holder”) elects to sell Restricted Securities to an unrelated purchaser (a “Craft Transaction”). There is no time period limitation governing the Transfer Restrictions Agreement, and such agreement will remain in effect until, in general, the Restricted Securities shall have been sold in a transaction or a series of transactions in which the transferees thereof are not required to be bound by the Transfer Restrictions Agreement.

GP Board Approved Transfer. All Transfer Restrictions Agreement Parties must wait until at least one year from the Partnership’s May 15, 2006 initial public offering before they can seek the disinterested Board’s authorization to transfer any Restricted Securities. If a Transfer Restrictions Agreement Party desires to transfer Restricted Securities, such party must ultimately obtain the approval of the disinterested Board of Alliance GP, LLC pursuant to procedures set out in the Transfer Restrictions Agreement. Once the disinterested Board of Alliance GP, LLC approves the transfer requested (or another method of transfer deemed appropriate by the Board in its discretion), then all other Transfer Restrictions Agreement Parties have the right to participate in the GP Board Approved Transfer, pro rata, based on the respective number of Restricted Securities held by such parties. Unless a transfer is effected pursuant to a GP Board Approved Transfer, and except for certain family member or other limited transfers, the Transfer Restrictions Agreement Parties cannot dispose of their Restricted Securities unless a Craft Holder elects to enter into a Craft Transaction.

Craft Transaction. In the event a Craft Holder has elected to enter into a Craft Transaction, such Craft Holder is required to give all other Transfer Restrictions Agreement Parties the right to sell their Restricted Securities (i.e., “tag-along”) in such Craft Transaction, pro rata, based on the same terms and conditions offered to such Craft Holder. If any Transfer Restrictions Agreement Party has decided not to “tag-along”, then the Craft Holder has the right to cause such Transfer Restrictions Agreement Party to sell its Restricted Securities in such Craft Transaction (such right, a “Craft Drag-Along”), pro rata, based on the same terms and conditions. If necessary to effect a merger, among other transactions, all Transfer Restrictions Agreement Parties have agreed to vote their Restricted Securities in the same manner that the Craft Holder votes its Restricted Securities for the purpose of effecting the Craft Transaction.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Appendix A (form of Partnership Agreement) to Form 424B-4 Prospectus filed by Alliance Holdings GP, L.P. on May 10, 2006 (File No. 333-129883; Film No. 06824227); incorporated herein by reference.

Exhibit B:	Exhibit A (form of Lock-Up Agreement) to the Underwriting Agreement filed on May 10, 2006 by Alliance Holdings GP, L.P. as Exhibit 1.1 to the Current Report on Form 8-K (File No. 000-51952; Film No. 06824756); incorporated herein by reference.

Exhibit C:	Exhibit 4.1 (Transfer Restrictions Agreement) and Exhibit 4.2 (A&R Registration Rights Agreement) to Current Report on Form 8-K filed by Alliance Holdings GP, L.P. on June 16, 2006 (File No. 000-51952; Film No. 06909836); incorporated herein by reference.

Exhibit D:	Joint Filing Agreement, dated March 8, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007

/s/ Joseph W. Craft III by Megan Cordle pursuant to Power of Attorney dated 2/13/07
Joseph W. Craft III

JOSEPH W. CRAFT III FOUNDATION

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 2/14/07
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

ALLIANCE RESOURCE HOLDINGS, INC.

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 3/5/07
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

ALLIANCE RESOURCE HOLDINGS II, INC.

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 3/5/07
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

ALLIANCE RESOURCE GP, LLC

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 5/8/06
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

ALLIANCE MANAGEMENT HOLDINGS, LLC

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 5/8/06
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

AMH II, LLC

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 5/8/06
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

ALLIANCE MANAGEMENT HOLDINGS III, LLC

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 3/5/07
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

/s/ A. Wellford Tabor by Megan Cordle pursuant to Powers of Attorney dated 2/1/07

A. Wellford Tabor, individually, and as Trustee under:

(i) the Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006;

(ii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006;

(iii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006; and

(iv) the Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006

/s/ Charles R. Wesley by Megan Cordle pursuant to Power of Attorney dated 2/2/07
Charles R. Wesley

/s/ Nancy Wesley by Megan Cordle pursuant to Powers of Attorney dated 2/3/07 and 2/5/07
Nancy Wesley, individually, and as Trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006

/s/ Thomas M. Wynne by Megan Cordle pursuant to Power of Attorney dated 2/2/07
Thomas M. Wynne

/s/ Cindy J. Wynne by Megan Cordle pursuant to Powers of Attorney dated 2/2/07
Cindy J. Wynne, individually, and as Trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006

/s/ Thomas L. Pearson by Megan Cordle pursuant to Power of Attorney dated 2/22/07
Thomas L. Pearson

/s/ Gary J. Rathburn by Megan Cordle pursuant to Power of Attorney dated 2/13/07
Gary J. Rathburn

/s/ Anita Rathburn by Megan Cordle pursuant to Power of Attorney dated 2/13/07
Anita Rathburn

RaFT LLC

By:	/s/ Megan Cordle pursuant to Power of Attorney dated 2/13/07
	Name:	Megan Cordle
	Title:	Attorney-in-Fact

/s/ Cary P. Marshall by Megan Cordle pursuant to Power of Attorney dated 2/2/07
Cary P. Marshall

/s/ David A. Gilbert by Megan Cordle pursuant to Power of Attorney dated 2/2/07
David A. Gilbert

/s/ George C. Tichnell by Megan Cordle pursuant to Power of Attorney dated 2/3/07
George C. Tichnell

/s/ Dale G. Wilkerson by Megan Cordle pursuant to Power of Attorney dated 2/1/07
Dale G. Wilkerson

/s/ Bret A. Hardwick by Megan Cordle pursuant to Power of Attorney dated 2/1/07
Bret A. Hardwick

/s/ Michael R. Rieck by Megan Cordle pursuant to Power of Attorney dated 2/1/07
Michael R. Rieck

/s/ Alan K. Boswell by Megan Cordle pursuant to Powers of Attorney dated 2/9/07
Alan K. Boswell, individually, and as Trustee under the Alan Kent Boswell Trust

/s/ Linda K. Boswell by Megan Cordle pursuant to Powers of Attorney dated 2/9/07
Linda K. Boswell, individually, and as Trustee under the Linda Knight Boswell Trust

/s/ Alan B. Smith by Megan Cordle pursuant to Power of Attorney dated 2/1/07
Alan B. Smith

/s/ Kendall Barret by Megan Cordle pursuant to Power of Attorney dated 2/4/07
Kendall Barret

/s/ John W. Tanner by Megan Cordle pursuant to Power of Attorney dated 2/20/07
John W. Tanner

/s/ S. Paul Mackey by Megan Cordle pursuant to Power of Attorney dated 2/7/07
S. Paul Mackey

SCHEDULE I

Name	Citizenship or State of Formation, as Applicable	Business Address or Residence

Joseph W. Craft III	USA	c/o C-Holdings, LLC, 1717 South Boulder Avenue Tulsa, OK 74119

Joseph W. Craft III Foundation	Oklahoma	c/o C-Holdings, LLC, 1717 South Boulder Avenue Tulsa, OK 74119

Alliance Resource Holdings, Inc.	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

Alliance Resource Holdings II, Inc.	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

Alliance Resource GP, LLC	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

Alliance Management Holdings, LLC	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

AMH II, LLC	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

Alliance Management Holdings III, LLC	Delaware	1717 South Boulder Avenue Tulsa, OK 74119

A. Wellford Tabor, as Trustee under (i) the Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006, (ii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006, (iii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006, and (iv) the Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006.	USA	A. Wellford Tabor, Trustee Wachovia Capital Partners 301 South College Street, 12th Floor Charlotte, NC 28288-0732

Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006	Oklahoma	c/o A. Wellford Tabor, Trustee Wachovia Capital Partners 301 South College Street, 12th Floor Charlotte, NC 28288-0732

Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006	Oklahoma	c/o A. Wellford Tabor, Trustee Wachovia Capital Partners 301 South College Street, 12th Floor Charlotte, NC 28288-0732

Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006	Oklahoma	c/o A. Wellford Tabor, Trustee Wachovia Capital Partners 301 South College Street, 12th Floor Charlotte, NC 28288-0732

Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006	Oklahoma	c/o A. Wellford Tabor, Trustee Wachovia Capital Partners 301 South College Street, 12th Floor Charlotte, NC 28288-0732

Charles R. Wesley	USA	c/o Alliance Coal LLC 771 Corporate Drive Suite 1000 Lexington, KY 40503

Name	Citizenship or State of Formation, as Applicable	Business Address or Residence

Nancy Wesley, as Trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006	USA	Nancy Wesley, Trustee 825 Glen Abbey Circle Lexington, KY 40509

The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006	Kentucky	c/o Nancy Wesley, Trustee 825 Glen Abbey Circle Lexington, KY 40509

Thomas M. Wynne	USA	10632 South Memorial Drive Suite 259 Tulsa, OK 74133

Cindy J. Wynne, as Trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006	USA	Cindy J. Wynne, Trustee 10632 South Memorial Drive Suite 259 Tulsa, OK 74133

The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006	Oklahoma	c/o Cindy J. Wynne, Trustee 10632 South Memorial Drive Suite 259 Tulsa, OK 74133

Thomas L. Pearson	USA	c/o Alliance Resource GP, LLC 1717 South Boulder Avenue Tulsa, OK 74119

Gary J. Rathburn	USA	5405 East 119th Street Tulsa, OK 74137

Anita Rathburn	USA	5405 East 119th Street Tulsa, OK 74137

RaFT LLC	Oklahoma	RaFT LLC 5405 East 119th Street Tulsa, OK 74137

Cary P. Marshall	USA	4464 Oak Road, Tulsa, OK 74105

David A. Gilbert	USA	7715 East 87th Street Tulsa, OK 74133

George C. Tichnell	USA	4670 Links Village Drive Unit B101 Ponce Inlet, FL 32127

Dale G. Wilkerson	USA	3837 E 51st Place Tulsa, OK 74135

Bret A. Hardwick	USA	34 Dixon Drive Staffordsville, KY 41256

Michael R. Rieck	USA	8928 S College Pl Tulsa, OK 74137

Alan K. Boswell, as trustee under the Alan Kent Boswell Trust	USA	255 Pin Oak Lane Madisonville, KY 42431

The Alan Kent Boswell Trust	Kentucky	255 Pin Oak Lane Madisonville, KY 42431

Name	Citizenship or State of Formation, as Applicable	Business Address or Residence

Linda K. Boswell, as trustee under the Linda Knight Boswell Trust	USA	255 Pin Oak Lane Madisonville, KY 42431

The Linda Knight Boswell Trust	Kentucky	255 Pin Oak Lane Madisonville, KY 42431

Alan B. Smith	USA	610 Foy Road McHenry, MD 21541

Kendall Barret	USA	761 Cooper Drive Lexington, KY 40502

John W. Tanner	USA	5131 City Street Unit #618 Orlando, FL 32839

S. Paul Mackey	USA	c/o Alliance Coal, LLC P.O. Box 22027 Tulsa, OK 74121

SCHEDULE II

Name	Principal Occupation or Employment; Name of Organization in which such Employment is Conducted

Joseph W. Craft III	Joseph W. Craft III is the President, Chief Executive Officer and a Director of Alliance GP, LLC, the general partner of the Partnership, which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Joseph W. Craft III Foundation	Joseph W. Craft III Foundation is a charitable foundation of which Joseph W. Craft III is a co-trustee. The foundation’s address is 1717 South Boulder Avenue, Tulsa, OK 74119.

Alliance Resource Holdings, Inc.	Alliance Resource Holdings, Inc. (“Holdings”) is the sole member of Alliance Resource GP, LLC, which is principally engaged in producing and marketing coal. The executive officers and directors of Holdings are listed on Appendix A hereto and its address is 1717 South Boulder Avenue, Tulsa, OK 74119.

Alliance Resource Holdings II, Inc.	Alliance Resource Holdings II, Inc. (“ARH-II”) is the sole shareholder of Alliance Resource Holdings, Inc. and is a holding company formed to hold the shares of Alliance Resource Holdings, Inc. The executive officers and directors of ARH-II are listed on Appendix A hereto and its address is 1717 South Boulder Avenue, Tulsa, OK 74119.

Alliance Resource GP, LLC	Alliance Resource GP, LLC (the “SGP”) serves as the special general partner of Alliance Resource Partners, L.P. (“ARLP”) and is principally engaged in holding Common Units in the Partnership and certain interests in land and coal reserves, and serves as the special general partner of ARLP. The SGP holds 20,641,168 Common Units of the Partnership. The executive officers and directors of the SGP are listed on Appendix A hereto and its address is 1717 South Boulder Avenue, Tulsa, OK 74119.

Alliance Management Holdings, LLC	Alliance Management Holdings, LLC (“AMH”) was principally engaged in holding 6,863,470 Common Units of the Partnership; however, AMH liquidated and dissolved and distributed it assets (including all of the Common Units of the Partnership held by AMH) to its members on June 13, 2006.

AMH II, LLC	AMH II, LLC (“AMH-II”) was principally engaged in holding 19,858,362 Common Units of the Partnership; however, AMH II liquidated and dissolved and distributed it assets (including all of the Common Units of the Partnership held by AMH II) to its members on June 13, 2006.

Alliance Management Holdings III, LLC	Alliance Management Holdings, LLC (“AMH III”) is principally engaged in holding 600,000 Common Units of the Partnership contributed to AMH III by the former members of AMH II and cash contributed to AMH III by former members of AMH and AMH II. The Common Units of the Partnership and the cash will be used to fund awards under employee appreciation, retention and incentive plans to be adopted by AMH III for the benefit of certain employees of Alliance Coal, LLC and its affiliates. The executive officers and directors of AMH III are listed on Appendix A hereto and its address is 1717 South Boulder Avenue, Tulsa, OK 74119.

A. Wellford Tabor, as Trustee under (i) the Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006, (ii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006, (iii) the Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006, and (iv) the Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006.	A. Wellford Tabor is a partner in an investment firm and he serves as the trustee for four trusts that hold AHGP Common Units. His employer, Wachovia Capital Partners, is located at 301 South College Street, 12th Floor, Charlotte, NC 28288-0732.

Joseph W. Craft III 2006 Irrevocable Trust FBO Joseph W. Craft IV dated February 27, 2006	The Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006 is a trust.

Name	Principal Occupation or Employment; Name of Organization in which such Employment is Conducted

Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006	The Joseph W. Craft III 2006 Irrevocable Trust FBO Caroline B. Fiddes dated February 27, 2006 is a trust.

Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006	The Joseph W. Craft III 2006 Irrevocable Trust FBO Ryan E. Craft dated February 27, 2006 is a trust.

Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006	The Joseph W. Craft III 2006 Irrevocable Trust FBO Kyle O. Craft dated February 27, 2006 is a trust.

Charles R. Wesley	Charles R. Wesley is the Senior Vice President – Operations of Alliance Resource Management GP, LLC, the managing general partner of Alliance Resource Partners, L.P., which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Nancy Wesley, as Trustee under The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006	Nancy Wesley, the wife of Charles R. Wesley, serves as trustee of The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006, and is a homemaker.

The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006	The Charles R. Wesley Family Trust Irrevocable Trust Agreement, dated March 28, 2006 is a trust.

Thomas M. Wynne	Thomas W. Wynne is Vice President – Operations of Alliance Resource Management GP, LLC, the managing general partner of Alliance Resource Partners, L.P., which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Cindy J. Wynne, as Trustee under The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006	Cindy J. Wynne, the wife of Thomas M. Wynne, serves as trustee of The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006, and is a homemaker.

The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006	The Thomas M. Wynne Family Trust Irrevocable Trust Agreement, dated March 28, 2006 is a trust.

Thomas L. Pearson	Thomas L. Pearson recently retired from his positions as the Senior Vice President - Law and Administration, General Counsel and Secretary of Alliance GP, LLC, the general partner of the Partnership, which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Gary J. Rathburn	Gary J. Rathburn recently retired from his position as the Senior Vice President – Marketing of Alliance Resource Management GP, LLC, the general partner of Alliance Resource Partners, L.P., which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Anita Rathburn	Anita Rathburn, the wife of Gary J. Rathburn, has a 50% membership interest in RaFT LLC, and is a homemaker.

RaFT LLC	RaFT LLC is an Oklahoma limited liability company formed for family asset management purposes.

Cary P. Marshall	Cary P. Marshall is Vice President and Treasurer of Alliance GP, LLC, the general partner of the Partnership, which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

David A. Gilbert	David A. Gilbert is Vice President of Information Technology Services for Alliance Resource Partners, L.P., which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

George C. Tichnell	George C. Tichnell serves as a consultant to Alliance Coal, LLC, an affiliate of the Partnership, which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Dale G. Wilkerson	Dale G. Wilkerson was formerly Controller of Alliance GP, LLC, the general partner of the Partnership, and currently works as a consultant.

Name	Principal Occupation or Employment; Name of Organization in which such Employment is Conducted

Bret A. Hardwick	Bret A. Hardwick is a mine engineer at Excel Mining LLC, an affiliate of the Partnership, which is located at 4126 State Highway, 194 West, Pikesville, KY 41501.

Michael R. Rieck	Michael R. Rieck is General Manager of Market Planning of Alliance Coal, LLC, an affiliate of the Partnership, located at 1717 South Boulder Avenue, Tulsa, OK 74119.

Alan K. Boswell, as trustee under the Alan Kent Boswell Trust	Alan K. Boswell, a retired management employee of an affiliate of the Partnership, serves as trustee of the Alan Kent Boswell Trust.

The Alan Kent Boswell Trust	The Alan Kent Boswell Trust is a trust.

Linda K. Boswell, as trustee under the Linda Knight Boswell Trust	Linda K. Boswell, is the wife of Alan K. Boswell, serves as trustee of the Linda Knight Boswell Trust and is a teacher at an elementary school located at 1150 Hayes Avenue, Madisonville, KY 42431.

The Linda Knight Boswell Trust	The Linda Knight Boswell Trust is a trust.

Alan B. Smith	Alan B. Smith is the Manager of Underground Operations of Mettiki Coal LLC, an affiliate of the Partnership, which is located at 293 Table Rock Road, Oakland, MD 21550.

Kendall Barret	Kendall Barret is Vice President --Land Management and Corporate Counsel of Alliance Coal, LLC, an affiliate of the Partnership, which is located at 771 Corporate Drive, Suite 1000, Lexington, KY 40503.

John W. Tanner	John W. Tanner is a former employee of Alliance Coal, LLC, an affiliate of Alliance Resource Partners, L.P.

S. Paul Mackey	S. Paul Mackey is an officer in the Human Resource/Benefits Administration department of Alliance Coal, LLC, an affiliate of the Partnership, which is located at 1717 South Boulder Avenue, Tulsa, OK 74119.

APPENDIX A

Executive Officers and Directors of Alliance Resource Holdings II, Inc.

Joseph W. Craft III	President, sole Director and sole stockholder
Cary P. Marshall	Treasurer

Executive Officers and Directors of Alliance Resource Holdings, Inc.

Joseph W. Craft III	President, Chief Executive Officer and sole Director
Brian Cantrell	Senior Vice President and Chief Financial Officer
Cary P. Marshall	Treasurer
Alliance Resource Holdings II, Inc.	Sole Stockholder

Executive Officers and Directors of Alliance Resource GP, LLC

Joseph W. Craft III	President, Chief Executive Officer and sole Director
Brian Cantrell	Senior Vice President and Chief Financial Officer
Cary P. Marshall	Vice President – Corporate Finance and Treasurer
Alliance Resource Holdings, Inc.	Sole Member

Executive Officers and Directors of Alliance Management Holdings III, LLC

Joseph W. Craft III	President and sole Director
Cary P. Marshall	Treasurer

Each of the foregoing persons is a United States citizen. The principal business address for each person is 1717 South Boulder Avenue, Tulsa, Oklahoma 74119.

EXHIBIT INDEX

Exhibit A:	Appendix A (form of Partnership Agreement) to Form 424B-4 Prospectus filed by Alliance Holdings GP, L.P. on May 10, 2006 (File No. 333-129883; Film No. 06824227); incorporated herein by reference.

Exhibit B:	Exhibit A (form of Lock-Up Agreement) to the Underwriting Agreement filed on May 10, 2006 by Alliance Holdings GP, L.P. as Exhibit 1.1 to the Current Report on Form 8-K (File No. 000-51952; Film No. 06824756); incorporated herein by reference.

Exhibit C:	Exhibit 4.1 (Transfer Restrictions Agreement) and Exhibit 4.2 (A&R Registration Rights Agreement) to Current Report on Form 8-K filed by Alliance Holdings GP, L.P. on June 16, 2006 (File No. 000-51952; Film No. 06909836); incorporated herein by reference.

Exhibit D:	Joint Filing Agreement, dated March 8, 2007.